

Mail Stop 4628

April 12, 2016

Mr. Michael J. Pawelek
Chief Executive Officer
Brushy Resources, Inc.
300 E. Sonterra Blvd, Suite 1220
San Antonio, Texas 78258

  Re: Brushy Resources, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed April 16, 2015
    File No. 000-54967

Dear Mr. Pawelek:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Brad Skinner for

                Karl Hiller
                Branch Chief
                Office of Natural Resources